MetLife Insurance Company USA

11225 North Community House Road

Charlotte, North Carolina 28277

December 9, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MetLife Insurance Company USA (“Registrant”)
MetLife Shield Level Selector 3-Year
Form S-3 - Pre-Effective Amendment No. 1 to the Registration Statement
SEC File No. 333-207091

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned, as issuer for MetLife Shield Level Selector 3-Year annuity, hereby requests the acceleration of the effective date of the above-captioned pre-effective amendment to the Registration Statement on Form S-3 to December 30, 2015, or as soon thereafter as practicable.

Sincerely,

METLIFE INSURANCE COMPANY USA

By:	/s/ Gregory E. Illson
Name: Gregory E. Illson
Title: Vice President